UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-08246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 300 Houston, Texas 77032

Southwestern Energy Company

401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Southwestern Energy Company
401(k) Savings Plan
Index
December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Southwestern Energy Company 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tulsa, Oklahoma

June 29, 2005

Southwestern Energy Company 401(k) Savings Plan Statements of Net Assets Available for Benefits December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value
Mutual funds	$13,168,870	$10,982,358
Common collective trusts	11,005,162	9,841,745
Common stock	3,131,358	1,356,624
Participant loans	825,427	615,546
Total investments, at fair value	28,130,817	22,796,273

Contributions receivable
Participant	102,348	86,821
Employer	36,835	32,602
Total contributions receivable	139,183	119,423
Net assets available for benefits	$28,270,000	$22,915,696

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company 401(k) Savings Plan Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2004

Additions
Contributions
Participant	$2,197,044
Employer, net of forfeitures	801,615
Rollover	170,506
Total contributions	3,169,165

Interest and dividend income	632,437
Net appreciation in fair value of investments	2,736,562
Total additions	6,538,164

Deductions
Benefits paid to participants	1,183,860
Net increase in net assets available for benefits	5,354,304

Net assets available for benefits
Beginning of year	22,915,696
End of year	$28,270,000

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.    Description of Plan

The following description of the Southwestern Energy Company 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") that covers all employees of Southwestern Energy Company (the "Company") and its subsidiaries except for:

a)    Employees who have not yet completed thirty (30) days of service;

b)    Employees who are under the age of twenty-one (21); and

c)    Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period.

Participation by eligible employees in the Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration

The trust under the Plan is operated under a trust agreement with Scudder Trust Company.

Contributions and Funding Policy

Participants may contribute from 1% to 25% of their compensation in Salary Reduction Contributions, as defined. Prior to November 1, 2003, the maximum contribution percentage was 16%. The Company matches 50% up to 6% of the employee's compensation. All contributions to the Plan are invested under the direction of the participant in 14 investment options including Company stock. Investments in stock of Entergy Corporation originated from a previous plan merger and is no longer an active investment option. Contributions are subject to certain limitations as determined by the Internal Revenue Code.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company's contributions to the Plan as set forth in the following schedule:

Years of Vesting Service	Percent Vested
1	0%
2	50%
3	100%

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and the Plan's investment earnings.

Southwestern Energy Company
401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

The Plan permits current participants to apply for and receive loans, which represent borrowings from a participant's account. The maximum amount of any loan available under the Plan is limited to the lesser of $50,000 or 50% of a participant's vested account balance. The loans are collateralized by the balance in the participant's account and bear interest at one percentage point above the prime lending rate. Loan fees are allocated to participant accounts.  At December 31, 2004, interest rates ranged from 5.00% to 10.50% with maturity dates through 2010.

Although withdrawals from active participants' accounts are restricted by the Plan, various withdrawal options are available to participants, which are based on the type of contributions made, age of the participant and other factors.

On termination of service due to death or disability, a participant or a participant's estate may receive the full value of his or her account, including unvested Company contributions, in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum.

Forfeitures

Forfeited nonvested amounts are applied to restore matching contributions of any Plan participants because of a valid repayment. Remaining forfeitures are used to reduce Plan expenses. Any forfeited amounts that remain following payment of Plan expenses will be used to reduce employer matching contributions. At December 31, 2004, employer contributions are reduced by forfeitures of $18,205.

Plan Termination

The Plan gives the Company the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the contributions made by the Company.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Mutual funds and common stock are valued at quoted year-end market prices. Units of common collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest and divided income are recorded on

Southwestern Energy Company
401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

the accrual basis. The Plan presents net appreciation in fair value of assets, which consists of realized gains and losses on investments bought and sold during the year and unrealized gains and losses on investments held at December 31, 2004.

Plan Expenses

Expenses incurred in connection with the Plan are paid by the Company. During 2004 and 2003, the Company paid $21,735 and $13,539, respectively, in expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

Payments of Benefits

Benefits are recorded when paid.

3.    Tax Status

The Internal Revenue Service issued a favorable determination letter dated December 10, 2001, stating that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.   Investments

The following investments, stated at market value, represent 5% or more of the net assets available for benefits at December 31:

	2004	2003

Scudder Trust Company Collective Investment Trust -
Stable Value Fund	$5,643,463	$5,336,719
Scudder Trust Company Collective Investment Trust -
Stock Index Fund	5,361,699	4,505,026
Scudder Trust Company - Growth and Income Fund	4,644,399	4,198,864
Southwestern Energy Company - common stock	2,935,498	1,191,313
Pimco Funds - Total Return Fund	2,524,351	2,422,513
PBHG Funds - Mid Cap Value Fund	2,143,703	1,542,826
Scudder Trust Company - Life Cycle
Mid-Range Investment	1,534,946	1,425,875

Southwestern Energy Company
401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

5.   Net Appreciation in Fair Value of Investments

Net appreciation by investment type for the year ended December 31, 2004 was as follows:

Mutual funds	$791,189
Common collective trusts	497,922
Common stock	1,447,451
$2,736,562

6.   Risk and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock and common collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7.   Related Party Transactions

Certain Plan investments are shares of Southwestern Energy Company common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for the investment management services for the year ended December 31, 2004.

8.   Rescission Right for Company Common Stock

The Company recently determined that shares of Company common stock purchased by the Plan may not have been registered with the Securities and Exchange Commission ("SEC") as required. On June 8, 2005, the Company executed the required registration statement to properly register future purchases of Company common stock by the Plan. On June 8, 2005, the Company filed a registration statement on form S-8 to register Company common stock offered under the Plan.  On June 16, 2005, the Company filed a registration statement on Form S-3 with the SEC pursuant to which the company intends to offer to rescind (the "Rescission Offer") the previous purchase of a total of 49,721 shares of Company common stock by the Plan trustee relating to elections made by the participants to invest in the Company stock fund during the period of June 8, 2004 to June 8, 2005.  The Plan participants hold interests in the Company stock fund in the form of units ("Units").  Eligible participants who accept the Rescission Offer in accordance with its terms will receive (i) in the event the participant has caused the sale of such Units and therefore the common stock underlying the Units, the consideration paid for the Units, less the proceeds from the sale of the Units, plus applicable interest, or (ii) the consideration paid for such Units, plus applicable interest from the date of purchase.  The Company expects to commence the Rescission Offer once the SEC has declared the Form S-3 to be effective.  The Rescission Offer is not expected to have a material impact on the financial statements, results of operations or financial condition of the Plan or Company.

Southwestern Energy Company
401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b)	(c)	(e)
Party in		Description of Investment Including
Interest	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest	Current
Identification	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*	Scudder Trust Company Collective Investment Trust	Stable Value Fund	$5,643,463

*	Scudder Trust Company Collective Investment Trust	Stock Index Fund	5,361,699

*	Scudder Trust Company	Growth and Income Fund	4,644,399

*	Southwestern Energy Company	57,911 Common Shares	2,935,498

	Pimco Funds	Total Return Fund	2,524,351

	PBHG Funds	Mid Cap Value Fund	2,143,703

*	Scudder Trust Company	LifeCycle Mid-Range Investment	1,534,946

	Managers Special Equity	Long Term Growth Fund	948,193

	Amer Europacific Growth R-3	International Fund	932,888

	Entergy Corporation	2,898 Common Shares	195,860

*	Scudder Trust Company	Large Cap Value Fund	188,016

*	Scudder Trust Company	LifeCycle Long Range Investment	120,685

	ABN AMRO/Montag Caldwell	Long Term Growth Fund	99,998

*	Scudder Trust Company	LifeCycle Short Range Investment	31,691

*	Various plan participants	Participant loans with interest rates from 5.0% to 10.5% and maturity dates through 2010	825,427

			$28,130,817

Note: Column (d) has been omitted as all investments are participant directed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: June 29, 2005	By:	/s/ GREG D. KERLEY
Greg D. Kerley Executive Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX
EXHIBIT NUMBER	EXHIBIT

23.1	Consent of PricewaterhouseCoopers LLP